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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549





                                SCHEDULE 13G



                  Under the Securities Exchange Act of 1934

                         (Amendment No.           )

                               NextHealth Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
-------------------------------------------------------------------------------
                       (Title of class of securities)


                                  65333g105
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                               (CUSIP number)




Check the following box if a fee is being paid with this statement /X/ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes)


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CUSIP No.       65333g105              13G         Page   2   of    8    Pages






1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (i)    Morgan Stanley Group Inc.
            IRS 13-283-8891

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) / /
                                                       (b) /X/


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     The State of The Organisation is Delaware



NUMBER OF                      5   SOLE VOTING POWER

SHARES

BENEFICIALLY                   6   SHARED VOTING POWER

OWNED BY                           680,800

EACH                           7   SOLE DISPOSITIVE POWER

REPORTING

PERSON WITH                    8   SHARED DISPOSITIVE POWER

                                   680,800



9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     680,800

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCL. CERTAIN SHARES*
                                                                  / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.012

12   TYPE OF REPORTING PERSON*

     HC, CO.






                   * SEE INSTRUCTIONS BEFORE FILLING OUT !


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CUSIP No. 65333g105                  13G           Page    3    of    8    Pages


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (i)    Morgan Stanley Asset Management Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) / /
                                                     (b) /X/

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Organised under The Laws of England


NUMBER OF                         5   SOLE VOTING POWER

SHARES

BENEFICIALLY                      6   SHARED VOTING POWER

OWNED BY                              680,800

EACH                              7   SOLE DISPOSITIVE POWER

REPORTING

PERSON WITH                       8   SHARED DISPOSITIVE POWER

                                      680,800


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     680,800

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCL. CERTAIN SHARES*
                                                               / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.012

12   TYPE OF REPORTING PERSON*

     IA, CO.


                    * SEE INSTRUCTIONS BEFORE FILLING OUT !


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Item 1 (a)      Name of Issuer

                NextHealth Inc.



Item 1 (b)      Address of issuer's principal executive offices

                16500 N.Lago Del Oro Parkway
                Tucson
                AZ 85737



Item 2 (a)      Name of person filing

                (a)   Morgan Stanley Group Inc.

                (b)   Morgan Stanley Asset Management Limited



Item 2 (b)      Principal business office

                (a)   1251 Avenue of the Americas

                      New York, New York 10020


                (b)   25 Cabot Square

                      Canary Wharf

                      London, E14 4QA

                      England



Item 2 (c)      Citizenship

                Incorporated by reference to Item 4 of the cover

                page pertaining to each reporting person.


Item 2 (d)      Title of class of Securities

                Common Stock


Item 2 (e)      Cusip No.

                65333g105


Item 3          (a)   The person filing is (g) a Parent Holding Company,

                      in accordance with Rule 13d-1 (b)(ii)(G).

                (b) The person filing is (e) an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.




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Item 4          Ownership

                Incorporated by reference to Items (5) - (9) and (11) of the cover page pertaining to each reporting person.


Item 5          Ownership of 5 Percent or Less of a Class

                Inapplicable


Item 6          Ownership of More than 5 Percent on Behalf of Another Person

                Accounts managed on a discretionary basis by the subsidiary of Morgan Stanley Group, Inc., identical in Exhibit 1 hereto, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                See Exhibit 1 attached hereto.



Item 8          Identification and Classification of Members of the Group

                Inapplicable.



Item 9          Notice of Dissolution of Group

                Inapplicable.



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Item 10         Certification

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                After reasonable inquiry and to the best of my knowledged and belief, I certify that the information set forth in this statement is true, complete and correct.



                Date:      October 16, 1995


                Signature:   /s/ Edward Johnsen


                Name/Title:     Edward Johnsen, Vice President

                                MORGAN STANLEY GROUP INC.





                Date:        October 16, 1995


                Signature:   /s/ P. Dominic Caldecott


                Name/Title:   P. Dominic Caldecott, Director

                                MORGAN STANLEY ASSET MANAGEMENT LTD



                INDEX TO EXHIBITS                                        PAGE



EXHIBIT 1 Identification and Classification of the Subsidiary

          Which Acquired the Security Being Reported on By

          the Parent Holding Company...                                     7



EXHIBIT 2 Agreement to Make a Joint Filling...                              8